Filed by Texas United Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GNB Bancshares, Inc.
Commission File No. 333-117556

202 West Colorado • P.O. Box B La Grange, Texas 78945 News Release For Information Contact: Tom Adams, 979.968.7261

Texas United Bancshares, Inc. Announces Sale of Additional 300,000 Shares of Common Stock in Public Offering

La Grange, Texas August 27, 2004 – Texas United Bancshares, Inc. (TXUI) today announced the completion of its sale of 300,000 additional shares of its common stock upon exercise of the underwriters’ over-allotment option in connection with the Company’s recent public offering. As announced August 9, 2004, a total of 2,000,000 shares of common stock were previously sold in the offering. The public offering price was $17.00 per share.

This press release is not an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, solicitation or sale will be made only by means of the final prospectus. Copies of the prospectus may be obtained by contacting: Stifel, Nicolaus & Company, Incorporated. One Financial Plaza, 501 N. Broadway, 9th Floor, St. Louis, MO 63102 Attention Syndicate Department.

Texas United Bancshares, Inc. is a registered financial holding company listed on the Nasdaq National Market under the symbol “TXUI.” Its wholly owned subsidiary, State Bank, offers a complete range of banking services through 20 full service banking centers located in the greater central and south central Texas area. In addition, State Bank has eight mortgage loan production offices located in Houston and San Antonio through its wholly-owned subsidiary Community Home Loan.

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In connection with the proposed merger of GNB Bancshares, Inc. (“GNB”) into Texas United, Texas United has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Texas United’s common stock to be issued to the shareholders of GNB. The registration statement includes a joint proxy statement/prospectus, which were sent to the shareholders of GNB and the shareholders of Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEXAS UNITED, GNB AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Texas United Bancshares, Inc., 202 West Colorado St., La Grange, Texas 78945, Attn: Investor Relations. Texas United’s telephone number is (979) 968-8451.

The directors, executive officers, and certain other members of management of Texas United and GNB may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the Registration Statement on Form S-4 and the most recent proxy statement issued by Texas United, which are available at the addresses provided in the preceding paragraph.